NEXTGEN SHIELD, INC.

MASK NextGen: AI-Driven Digital Safety for Our Children, One Click at a Time


MASK NextGen

masknextgen.com Austin, TX

Highlights

1. Completed MVP with interactive cybersecurity lessons, centered around our digital guardian Myra.
2. Secured copyright registration for core content and character IP, protecting MASK's assets.
3. Paid pilot agreements in place for Fall 2025 with multiple K-12 institutions.

Featured Investor



Harshal Shah
Syndicate Lead

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Invested $5,000

"As the CEO of The Venture Build, I come across ambitious founders & scale-ups every day. Passionate founder, focused mission oriented problem being solved and a very clear execution plan is generally what we aspire for in growth scale-ups.

I have known Avni for the last few years. She knows the space, have a clear vision and is passionate with the mission to make kids safer in this new world.

As the world continues to change around us, new threats and new challenges emerge. Cyber Security is one of the biggest one in that realm. At the time when bigger enterprises are not safe, getting the future generation to educate on this critical aspect is vital. However, traditional trainings are not going to work if the message has to be shared with this new generation. MASK combines the power of intuitive game methodology to educate on this very important topic which is exciting.

I am glad to be part of the investment team for MASK and hopeful that the larger community embraces this opportunity to safeguard our future generation."

Team



Avani Trivedi CEO at NextGen Shield Inc.

Proven leader in EdTech and cybersecurity, scaling SaaS at Ellucian, driving security with TriVigil, and raising $350K+ in capital. Founder of MASK NextGen, transforming digital safety into a national movement for schools and families.

linkedin.com



Victor Falana   CTO at NextGen Shield Inc.

Dedicated to solving the hardest challenges in AI-driven security, building and scaling cybersecurity ventures, architecting SOC 2 and ISO 27001 compliance, and training over 1,000 professionals worldwide to advance the next generation of digital safety.

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Matt Yeager   Advisor and Partner

Decades at the intersection of education and technology, leading digital transformation for 50K+ students, founding MJYC.tech, and shaping statewide equity as a Governor-appointed Council Member on Texas's Broadband Development Council.

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Mark McGinnis   Chief Evangelist at TriVigil Inc.

A lifetime in education, leading schools, founding a student loan company and an education focused career services firm, and driving growth at top EdTech companies CampusLogic and Ellucian. Now championing TriVigil and NextGen Shield to protect students.

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MASK NextGen: AI-Driven Cyber Safety for Kids, One Click at a Time

Our Children
Under Attack

Every educational institution faces 4,484 cyberattacks per week in 2025 which accounts for a *70% year-over-year increase*. Education has become the *a targeted sector for ransomware attacks*. This isn't hype or fake news, it's our new reality. Our children's digital identities are colliding with their physical ones, yet they have zero formal training to navigate this dangerous landscape which can include identity theft, blackmail and even human trafficking.

Online Threats

Identity Theft

Children are particularly vulnerable to identity theft because they often share personal information freely online without understanding the risks. Cybercriminals can use stolen personal data like full names, birthdates, addresses, and Social Security numbers to open fraudulent accounts or commit other financial crimes. Children's clean credit histories make their identities especially valuable to criminals.

Human Trafficking

Traffickers and predators use social media platforms, gaming sites, and messaging apps to identify, groom, and recruit vulnerable children. They often pose as peers or romantic interests, gradually building trust before attempting to meet in person or coerce children into exploitative situations. Gaming platforms and social media are common hunting grounds for these criminals.

Blackmail & Sextortion

Children may be manipulated into sharing compromising photos or engaging in inappropriate video calls, which criminals then use as leverage for blackmail. These predators threaten to share the content with friends, family, or schools unless the child complies with further demands, creating a cycle of exploitation and psychological harm.

Cyberbullying & Harassment

Cyberbullying and Online Harassment Digital platforms can amplify bullying behaviors, allowing harassment to follow children home and continue 24/7. This includes threats, spreading rumors, sharing embarrassing content, or coordinated attacks by multiple users, which can lead to severe emotional distress, depression, and in extreme cases, self-harm.

Inappropriate Content

Children can accidentally or intentionally encounter violent, sexual, or otherwise age-inappropriate material online. This includes graphic images, disturbing videos, hate speech, and content promoting dangerous behaviors like self-harm, eating disorders, or substance abuse.

Privacy Violations & Data Harvesting

Many online platforms and apps collect extensive personal data from children, often without proper consent or understanding. This information can be sold to third parties, used for targeted advertising, or potentially accessed by malicious actors, creating long-term privacy and security risks.



MASK NextGen is an AI-driven, gamified digital safety platform that transforms cybersecurity education from a checkbox exercise into an engaging daily habit. Through our Marvel-like cyber guardian character Myra, students aged 8-18 learn to recognize threats, set boundaries, and protect themselves online in just 10 minutes a day. Think of it as installing a mental security system in every child.

A Critical Gap
in a $50B Market Opportunity

With over 14,000 K-12 school districts in the US alone (not counting individual schools or students), plus global expansion potential, MASK addresses a massive, underserved market. The federal government has recognized this crisis by creating a cybersecurity pilot program = unlocking funding for schools. This isn't just a US opportunity. It's a global imperative with a self-replenishing customer base every year.



Proven Traction
with 90% Engagement

Our beta results speak volumes:

- 90%+ student engagement rate (far exceeding expectations)

- California pilot district immediately expanding district-wide

- One of the largest US school districts (millions of students) planning full rollout

- Nevada State School Board seeking immediate implementation

- Parents reporting "aha moments" about threats they didn't know existed



Mark McGinnis
CEO, TriVigil Inc.
Cybersecurity & Educational Training Expert

Our Strategic
Market Advantage

- TriVigil Partnership: Leverages existing relationships with K-12 advisory councils, e-rate partnerships, and higher education networks

- AI-Powered Personalization: Content adapts to each student's age, interests, and problem-solving style

- Multi-Source Content: Aggregates expertise from NCMEC, Common Sense Media, anti-bullying experts, and more

- Real-Time Evolution: LLM backend allows instant content updates as new threats emerge

Recurring Revenue
with Social Impact



The Perfect Storm
of Opportunity

- Federal funding now available through cybersecurity pilot programs

- Post-pandemic device adoption has accelerated digital exposure

- AI emergence creating new, sophisticated threats daily

- Schools desperate for solutions after high-profile attacks

- Parents exhausted from trying to police their children's devices

From Product
to Platform

Phase 1
Dominate the US K-12 Market





Phase 2
Define the Global Standard for Digital Safety Education

Phase 3
AI Agent Protecting Students in Real-time





Phase 4
Corporate Training for Digital Natives Entering the Workforce

Phase 5
Set & Define the Global Standard for Digital Safety Education

Join a Movement

This isn't just an investment - it's a chance to protect millions of children while building a category-defining company. Proven traction, and perfect timing,

MASK NextGen offers:

- Ground-floor entry in a nascent but exploding market

- Recurring revenue model with built-in expansion

- Social impact that attracts customers, talent, and partners

- Defensive moat through relationships, content, and first-mover advantage

- Exit potential to EdTech giants, cybersecurity companies, or as a standalone educational platform

The bottom line: Every child with a device needs MASK.It's the reality of 2025. The question isn't whether this market will explode, but who will own it. With your investment, MASK NextGen will set the global standard for digital safety education and build a safer future for our children.

"We're not creating a product. We're creating a movement." - Avni Trivedi, CEO

Data Sources & Citations

Check Point Research: The State of Cyber Security 2025 Report - 3,574 weekly attacks in 2025

Check Point Research: 2022 Global Cyberattacks Report - 2,314 weekly attacks in 2022

Check Point Research: Education Sector Report 2022 - 2,297 attacks in H1 2022

Check Point Research: 2021 Annual Report - 1,605 weekly attacks in 2021

Check Point Research: Q3 2022 Report - 2,148 weekly attacks in Q3 2022

Statista: Global Cyberattacks by Industry 2023 - 2,046 weekly attacks in 2023

UK Government Cyber Security Breaches Survey 2025 - 91% of higher education institutions experienced attacks

Comparitech Q1 2025 Report - 69% surge in ransomware attacks in education

BlueVoyant Cybersecurity Report - 10,000 brute-force attacks per week on higher education

Common Sense Media Report - https://www.commonsensemedia.org/press-releases/nearly-3-in-4-teens-have-used-ai-companions-new-national-survey-finds